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                                  Exhibit 12.1

                               Foster Wheeler Ltd.

                Statement of Computation of Consolidated Ratio of
                       Earnings to Fixed Charges ($000's)


                                                                            Nine Months Ended
Earnings:                                                       September 26, 2003     September 27, 2002
---------                                                       ------------------     ------------------
                                                                                          (Restated)

Net loss prior to a cumulative effect of a change in
      accounting principle                                           $ (76,055)           $(262,616)
Taxes on income                                                         19,679               18,879
Total fixed charges                                                     76,532               71,397
Capitalized interest                                                      (307)                (929)
Capitalized interest                                                     1,705                1,664
amortized
Equity (earnings)/loss of non-consolidated associated companies
      accounted for by the equity method, net of dividends              (2,884)                (309)
                                                                     ---------            ---------

                                                                     $  18,670            $(171,914)
                                                                     =========            =========
Fixed Charges:
--------------

Interest expense (includes dividend on preferred
security of $13,443 in 2003 and                                      $  70,639            $  61,176
$12,315 in 2002)
Capitalized interest                                                       307                  929
Imputed interest on  non-capitalized lease payment*                      5,586                9,292
                                                                     ---------            ---------

                                                                     $  76,532            $  71,397
                                                                     =========            =========

Ratio of Earnings to Fixed Charges                                          **                    **
                                                                     =========            =========

* For purposes of computing the ratio, fixed charges include one third of rental expense, which management believes is a reasonable approximation of the interest factor of such rentals.
** Earnings are inadequate to cover fixed charges. The coverage deficiency is $57,862 and $243,311 for the nine months ended 2003 and 2002, respectively.

The Company's condensed consolidated statement of operations and comprehensive loss and the condensed consolidated statement of cash flows for the nine month period ended September 27, 2002 have been revised to account for the liabilities and results of operations associated with one of its postretirement medical plans in accordance with SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Note: There were no preferred shares outstanding during the period indicated and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the period indicated.